FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

May 28, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED BALANCE SHEETS
	March 31,	December 31,
	2004	2003
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,659,006	$3,469,372
Receivables	21,722	51,966
Prepaid expenses	52,035	3,852

	9,732,763	3,525,190

EQUIPMENT (Note 3)	42,000	38,812

MINERAL PROPERTIES (Note 4)	7,627,126	5,598,592

	$17,401,889	$9,162,594

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$114,288	$89,069
Accrued liabilities	22,711	43,000
Property purchase obligations (Note 6)	-	382,338

	136,999	514,407

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 7)	19,173,272	11,523,003

CONTRIBUTED SURPLUS	10,485	10,485

STOCK OPTIONS (Note 8)	395,954	436,097

WARRANTS (Note 9)	2,552,036	1,292,011

DEFICIT	(4,866,857)	(4,613,409)

	17,264,890	8,648,187

	$17,401,889	$9,162,594

Subsequent events (Note 13)

APPROVED BY THE DIRECTORS
"Anthony Floyd"
Director
"Robert Pirooz"
Director

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP.
(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited)

	For the Three Months Ended
	March 31,	March 31,
	2004	2003

GENERAL AND ADMINISTRATIVE EXPENSES
Legal	$55,398	$3,967
Investor relations and promotion	54,118	-
Stock-based compensation (Note 7(e))	37,000	37,000
Office and administration	28,455	23,412
Corporate development	28,072	-
Audit and accounting	21,909	12,761
Management and consulting services	21,875	23,750
Regulatory and transfer agent fees	11,865	17,500
Amortization	2,582	-

	261,274	118,390

OTHER INCOME (EXPENSE)
Interest income	38,719	5,244
Property investigations	(17,057)	(2,253)
Foreign exchange gain (loss)	(13,836)	-

	7,826	2,991

NET LOSS FOR THE PERIOD	(253,448)	(115,399)

DEFICIT, BEGINNING OF PERIOD	(4,613,409)	(3,356,835)

DEFICIT, END OF PERIOD	$(4,866,857)	$(3,472,234)

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	12,240,256	8,187,501

LUMINA COPPER CORP.
(An Exploration Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended
	March 31,	March 31,
	2004	2003

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(253,448)	$(115,399)
Items not involving cash:
Amortization	2,582	-
Stock-based compensation	37,000	37,000
Net changes in non-cash working capital items:
Receivables	30,244	(10,951)
Prepaid expenses	(48,183)	-
Accounts payable	25,219	933
Accrued liabilities	(20,289)	(15,000)

	(226,875)	(103,417)

FINANCING ACTIVITIES
Shares and warrants issued for cash, net of issue costs	8,833,151	-
Cash received for subscriptions receivable	-	600,000
Mineral property purchase obligations	(382,338)	-

	8,450,813	600,000

INVESTING ACTIVITIES
Deferred acquisition costs	-	(34,214)
Purchase of equipment	(5,770)	(14,187)
Expenditures on mineral properties	(2,028,534)	(63,336)

	(2,034,304)	(111,737)

INCREASE IN CASH AND CASH EQUIVALENTS	6,189,634	384,846

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,469,372	2,333,183

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,659,006	$2,718,029

Supplemental cash flow information:

There were no non-cash transactions during the periods ended March 31, 2004 and 2003.

During the period ended March 31, 2004, the Company received interest income in the amount of $29,217 (2003 - $5,244).

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)
	Common Shares		Deficit Accumulated during the	Total Shareholders'
	Number	Amount	Exploration Stage	Equity

Balance, December 31, 2003	11,371,451	$11,523,003	$(4,613,409)	$8,648,187

Common shares issued for cash	2,030,200	6,853,798	-	6,853,798
Common shares issued on exercise of options	75,533	120,800	-	120,800
Recognition of compensation expense on options exercised	-	40,143	-	40,143
Common shares issued on exercise of warrants	377,250	565,875	-	565,875
Fair value of warrants exercised	-	32,653	-	32,653
Recognition of compensation expense on shares issued by CRS in 2002 (Note 7(e))	-	37,000	-	37,000
Stock based compensation on exercised options (Note 8(b))	-	-	-	(40,143)
Fair value of unexercised warrants, net (Note 9)	-	-	-	1,260,025
Net loss for the period ended March 31, 2004	-	-	(253,448)	(253,448)

Balance, March 31, 2004	13,854,434	$19,173,272	$(4,866,857)	$17,264,890

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

1.

NATURE OF OPERATIONS

Lumina Copper Corp. is engaged in the identification, acquisition, exploration and development of mineral resources.  The Company is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

The Company has entered into mineral property acquisition and option agreements that will require future outlays of cash in order to maintain the properties and options in good standing or in order to fulfil contractual obligations.  The Company's continuing operations as intended are dependent on management's ability to raise required funding through future equity issuances, asset sales or a combination thereof.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of presentation

These consolidated financial statements are presented in Canadian dollars and they include the accounts of Lumina Copper Corp. and its subsidiaries.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual consolidated financial statements and the notes thereto for the year ended December 31, 2003.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2003.

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)

Comparative amounts

On May 23, 2003, Lumina Copper Corp. ("LCC") acquired 100% of the outstanding securities of CRS Copper Resource Corp. ("CRS"), consisting of common shares and warrants to purchase CRS shares.  As the former shareholders of CRS held, directly or indirectly, a majority of the outstanding shares of LCC following the acquisition, CRS was identified as the acquirer of LCC in the business combination and the transaction was accounted for as a reverse take-over using the purchase method of accounting.

Pursuant to accounting guidelines for a reverse take-over, the comparative amounts presented in the consolidated statements of operations and deficit and the consolidated statements of cash flows are based on the unaudited financial statements of CRS for the three months ended March 31, 2003.

3.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value

Furniture and computer equipment	$ 50,159	$ 8,159	$ 42,000

4.

MINERAL PROPERTIES

At March 31, 2004, the Company's mineral properties are comprised of properties located in North and South America.

	Canada	Argentina	Peru	Chile	Total

Balance, December 31, 2003	$ 1,128,632	$ 952,469	$ 250,646	$ 3,266,845	$ 5,598,592

Property acquisition costs	-	-	-	1,288,200	1,288,200

Property exploration costs
Drilling	-	-	-	217,996	217,996
Geological	3,835	3,662	18,395	94,027	119,919
Taxes and filing fees	-	1,138	311	105,021	106,470
Field office and administration	-	24,030	7,466	46,692	78,188
Value added tax	-	-	11,290	52,388	63,678
Geophysical	-	-	52,910	-	52,910
Travel and accommodation	-	-	6,946	36,123	43,069
Legal	-	12,778	9,910	1,106	23,794
Project management	-	-	7,500	7,500	15,000
Sample analysis	-	-	-	10,602	10,602
Maps and reports	800	-	-	7,908	8,708

Additions during period	4,635	41,608	114,728	1,867,563	2,028,534

Balance, March 31, 2004	$ 1,133,267	$ 994,077	$ 365,374	$ 5,134,408	$ 7,627,126

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

Canada

Canada

	Casino	Redstone	Hushamu	Total

Balance, December 31, 2003	$172,452	$796,545	$159,635	$1,128,632

Property exploration costs
Geological	3,759	28	48	3,835
Maps and reports	-	-	800	800

Additions during period	3,759	28	848	4,635

Balance, March 31, 2004	$176,211	$796,573	$160,483	$1,133,267

(a)

Casino Property

The Casino property encompasses 161 mining claims, all of which are subject to a 5% net profits royalty.  A third party has a pre-existing option to purchase 55 of the claims for $1 and a 10% net profits royalty.

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd. the Company acquired an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada.  The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin.  Until it is exercised or it expires, the option can be maintained in good standing by:

(i)

issuing 100,000 shares of the Company on the date its shares are listed for trading on a stock exchange (the "Listing Date") or paying $50,000 cash should the Company not be listed by December 31, 2002 ($50,000 paid in 2002);

(ii)

issuing warrants to purchase 100,000 shares of the Company exercisable at a price of  $1.80 per share on or before May 23, 2005 (issued at an ascribed fair value of $104,602 in 2003);

(iii)

issuing a warrant to purchase another 100,000 shares of the Company on May 23, 2004 at the maximum discount price possible, exercisable for a period of two years;

(iv)

issuing a warrant to purchase another 100,000 shares of the Company on May 23, 2005 at the maximum discount price possible, exercisable for a period of two years;

(b)

Redstone Property

The Redstone Property consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

Pursuant to an agreement dated September 24, 2002 with Redstone Resources Inc., a unit of Newmont Mining Corporation, the Company acquired a 100% interest in the Redstone Property by agreeing to pay an aggregate of US $500,000 (paid in stages to March 24, 2004) and a net smelter returns royalty ranging from 3% to 4%, depending on the prevailing commodity price of copper.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

A debenture for US $400,000 bearing interest at 0% if payments were made on time, and  at 15% if a payment was late, dated September 24, 2002, secured by the Redstone Property, was issued to Redstone Resources Inc. as security for the Company's obligations under the agreement.  Upon making the final payment of US $300,000 on March 24, 2004, the debenture has been discharged.

(c)

Hushamu Property

The Company owns a 100% interest in the Hushamu property, which consists of 144 mineral claims located on northern Vancouver Island, British Columbia.

Argentina

	Taca Taca	San Jorge	Total

Balance, December 31, 2003	$ 506,971	$ 445,498	$ 952,469

Property exploration costs
Field office and administration	14,065	9,965	24,030
Legal	-	12,778	12,778
Geological	1,796	1,866	3,662
Taxes and filing fees	1,138	-	1,138

Additions during period	16,999	24,609	41,608

Balance, March 31, 2004	$ 523,970	$ 470,107	$ 994,077

(d)

Taca Taca Property

Pursuant to an agreement dated October 7, 2002 the Company paid Corriente Resources Inc. a non-refundable deposit of US $25,000 towards the purchase of all the issued and outstanding shares of Corriente Argentina SA ("Corriente").  The Company also incurred legal and consulting fees related to this acquisition.  Corriente is the beneficial holder of the Taca Taca mining rights, located in the Salta Province, northwestern Argentina.

The purchase price agreed to is as follows:

(i)

US $25,000 on closing (paid in 2002);

(ii)

US $25,000 and 100,000 of the Company's shares on the first anniversary of the agreement date (paid and issued during 2003);

(iii)

100,000 of the Company's shares on the second and third anniversaries of the agreement date;

(iv)

US $100,000 on the fourth anniversary of the agreement date;

(v)

US $1,000,000 on the fifth anniversary of the agreement date.

Should the acquisition be completed, it will be accounted for as an asset purchase.  The property is subject to a 1.5% net smelter returns royalty in favour of eight individuals.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

(e)

San Jorge Property

Pursuant to an agreement dated September 3, 2003, the Company acquired 100% of the shares of Minera San Jorge S.A. ("San Jorge"), a company incorporated under the laws of Argentina, in consideration of a cash payment of US$200,000 (paid in 2003) and issuing common shares of the Company valued at US$100,000 (81,875 shares issued in 2003).  San Jorge is the beneficial holder of the San Jorge property, which consists of 2 mining concessions and 44 mining estacas (444.6 hectares) located in the Las Heras department of the Province of Mendoza, Argentina.

Peru

Peru

	Galeno	Pashpap	Total

Balance, December 31, 2003	$182,409	$68,237	$250,646

Property exploration costs
Geophysical	-	52,910	52,910
Geological	1,545	16,850	18,395
Value added tax	195	11,095	11,290
Legal	9,463	447	9,910
Project management	5,000	2,500	7,500
Field office and administration	188	7,278	7,466
Travel and accommodation	-	6,946	6,946
Taxes and filing fees	311	-	311

Additions during period	16,702	98,026	114,728

Balance, March 31, 2004	$199,111	$166,263	$365,374

(f)

Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asunción Negociadora Minera SAC (ASUMIN), the Company was granted an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares.  Consideration for the acquisition is an aggregate of US $2,000,000 in cash payments, payable as follows:

Cash Payments	Due Date

US $ 10,000	Upon signing (paid in 2003)
US $ 20,000	July 25, 2003 (paid in 2003)
US $ 50,000	October 25, 2003 (paid in 2003)
US $ 100,000	April 25, 2004 (paid subsequent to the period end April, 2004 )
US $ 300,000	April 25, 2005
US $ 400,000	April 25, 2006
US $ 1,120,000	April 25, 2007

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

The 2004 to 2007 payments are subject to reductions ranging from 20% to 50% depending on the average price of copper, based on the three month London Metal Exchange average price should the average price of copper be less than $1 per pound.  50% of the payment due in 2004 and 100% of the 2005 to 2007 payments may be made in shares of LCC.  The payment due on April 25, 2007 may be deferred for up to three years provided payments of US $100,000 (the "penalty payments") are made at each of April 25, 2007, 2008 and 2009, with 50% of each of those payments being applied against the amount of the deferred payment.

Should the option be exercised, the Company will be required to make bonus payments of US $250,000 upon completion of a positive feasibility, a further US $250,000 upon commencement of a new mine construction and a final payment of US $1,300,000 one year after the commencement of commercial production.

On February 24, 2004, the Company entered into agreements to acquire all of the shares of two Peruvian companies which, collectively, own a 100% interest in the Molino mining concession.  The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property.  Consideration for the acquisition is US$300,000, which was paid subsequent to the period end in April, 2004.  The vendors retain a net profits interest in the property of up to 20% depending upon the timing of production from the concession, which interest will convert to a 1% net smelter royalty should production commence subsequent to December 31, 2006.  The acquisition has been accounted for as an asset purchase

(g)

Pashpap Property

The Company owns a 100% interest in 8 copper concessions located in northern Peru.

Chile

	Regalito	Vizcachitas	Relincho	Total

Balance, December 31, 2003	$ 105,809	$ 3,106,086	$ 54,950	$ 3,266,845

Property acquisition costs	-	-	1,288,200	1,288,200

Property exploration costs
Drilling	-	-	217,996	217,996
Taxes and filing fees	92,219	8,577	4,225	105,021
Geological	21,077	3,214	69,736	94,027
Value added tax	50,550	611	1,227	52,388
Field office and administration	30,787	343	15,562	46,692
Travel and accommodation	33,524	-	2,599	36,123
Sample analysis	-	391	10,211	10,602
Maps and reports	7,871	-	37	7,908
Project management	5,000	-	2,500	7,500
Legal	1,082	-	24	1,106

Additions during period	242,110	13,136	1,612,317	1,867,563

Balance, March 31, 2004	$ 347,919	$ 3,119,222	$ 1,667,267	$ 5,134,408

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

(h)

Regalito Property

Pursuant to a letter of intent executed on October 16, 2003, the Company was granted the right to acquire a 100% interest in the Regalito Property, consisting of 4,158 hectares located in the 3rd region of Chile.  In consideration for the acquisition, the Company will make cash payments in the aggregate of US$900,000 over an 8 year period as follows:

Committed Cash Payments	Potential Cash Payments	Due Date

US $ 25,000	US $ 200,000	October 16, 2004
US $ 50,000	US $ 200,000	October 16, 2005
US $ 75,000	US $ 200,000	October 16, 2006
US $ 100,000	US $ 200,000	October 16, 2007
US $ 125,000	US $ 200,000	October 16, 2008
US $ 150,000	US $ 200,000	October 16, 2009
US $ 175,000	US $ 200,000	October 16, 2010
US $ 200,000	US $ 200,000	October 16, 2011

In the event copper prices exceed $1.00 per pound for an entire calendar year at any time during the 8 year period, the Company shall pay a minimum of US$200,000 in respect of the payment required for that year.  After the 8th year of the agreement, should the price of copper exceed $1.00 per pound for any entire calendar year, the Company will pay advance payments of US$200,000 per year until the commencement of commercial production and thereafter, the Company will pay a net smelter royalty of 1% to 3% depending on the price of copper.  Upon achieving commercial production, should the royalty payment in the first calendar year exceed US$200,000, the Company may deduct from the royalty payment 50% of the amount in excess of US$200,000 and apply this amount against the accumulated advance payments in each succeeding year until the accumulated advance payments have been fully offset.  The Company must also pay certain current and past annual concession maintenance payments in the aggregate of US$53,000 and is also responsible for the payment of all future annual concession maintenance payments on the property.

(i)

Vizcachitas Property

Pursuant to an agreement dated October 28, 2003, the Company acquired 100% of the shares of Compania Minera Vizcachitas Holdings, a company incorporated under the laws of Chile, in consideration for the issuance of 500,000 common shares of the Company (issued in 2003) and 500,000 warrants (issued in 2003) to acquire up to an additional 500,000 common shares at $3.20 per share until December 19, 2007.

In the event the combined value of the shares and the warrants does not exceed $5 million during the 48 month period from the closing date of the agreement, then on expiry of the warrants, the Company shall pay the vendors the difference between the combined value and $5 million.  Should the Company not fulfill the payment obligation at that time, all rights, title and interest to the property will revert to the vendor.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

4.

MINERAL PROPERTIES  (continued)

Compania Minera Vizcachitas Holdings is the beneficial holder of the Vizcachitas Property, which is located near Santiago, Chile and consists of 19 exploration concessions.

(j)

Relincho Property

Pursuant to an agreement dated December 10, 2003, the Company was granted an option to acquire a 100% interest in the Relincho Property consisting of certain mining rights located in the 3rd region of Chile in consideration of payments in the aggregate of US$6,000,000 payable as follows:

(i)

US$1,000,000 (paid in 2004); and

(ii)

US$5,000,000 on or before January 9, 2007, payable at the Company's option in cash or shares.

The mining rights are subject to mortgages registered against their titles in favour of the former owners of the property.  Certain of the mining rights comprising the property are also subject to a 2% net smelter return royalty.

5.

RELATED PARTY TRANSACTIONS

The Company paid $31,250 (2003 - nil) for management and geological consulting services to a director and a company controlled by a director.  As at March 31, 2004 accounts payable include $5,796 (2003 – nil) of these fees.

6.

MINERAL PROPERTY PURCHASE OBLIGATIONS

The balance of US $300,000 owed in respect of the acquisition of the Redstone Property (Note 4(b)), was paid in full in March, 2004.

7.

SHARE CAPITAL

(a)

Authorized

100,000,000 common shares without par value

100,000,000 preferred shares without par value

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

7.

SHARE CAPITAL  (continued)

(b)

Issued and outstanding

	Number of Shares	Amount
Common shares:

Balance, December 31, 2003	11,371,451	$11,523,003

Issued for cash:
Private placement, net of issue costs (Note 7(c))	2,030,200	6,853,798
Issued for cash and other consideration:
Exercise of options (Note 8(b))
- for cash	75,533	120,800
- fair value of options exercised	-	40,143
Exercise of warrants (Note 9)
- for cash	377,250	565,875
- fair value of warrants exercised	-	32,653

Recognition of compensation expense (Note 7(e))	-	37,000

Balance, March 31, 2004	13,854,434	$19,173,272

(c)

Private Placement

In January, 2004 the Company completed a private placement and issued 2,030,200 units at a price of $4.25 per unit for proceeds of $8,146,476, net of agent's fees and other issue costs in the amount of $481,874.  Each unit consisted of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $5.50 to January 8, 2006.  The net proceeds have been allocated as $6,853,798 to the common shares and $1,292,678 to the warrants.

(d)

Shares held in escrow

(i) Issued into escrow on reverse takeover on May 23, 2003 to be released in four instalments of 1,422,000 each in six month intervals commencing May 23, 2003.	5,688,001

(ii) Issued into escrow under a Voluntary Pooling Agreement in November, 2002. One-third of these shares are to be released on each anniversary assuming the recipient shareholders continue to be employed by the Company.	600,000

(iii) Released from escrow	(3,044,000)

Shares in escrow at March 31, 2004	3,244,001

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

7.

SHARE CAPITAL  (continued)

(e)

Compensation expense

Included in the share capital of CRS were 5,060,000 units that were issued during 2002 for nominal consideration of $0.01 per unit.  Each unit consisted of one common share and one-half warrant.  One whole warrant entitles the holder to purchase one additional common share at $1.50 for two years commencing on the date the Company's shares are publicly traded.  The units have an ascribed fair value of $0.75 per unit.

Of these units, a total of 600,000 units were issued for services to be rendered after issuance.  The compensation expense related to the issuance of these units is recognized evenly over the period that they are held in escrow under the Voluntary Pooling Agreement (Note 7(d)(ii)).  Compensation expense related to these units, in the amount of $37,000, has been recorded for the period ended March 31, 2004.

8.

STOCK OPTIONS

(a)

Options Outstanding

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

Under the Company's stock option plan, the Company may grant options for the purchase of up to 945,620 common shares. Options granted under the plan vest over time at the discretion of the board of directors.

A summary of the Company's stock options as at March 31, 2004 and changes during the period then ended is as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at December 31, 2003	823,066	$2.06

Exercised	(75,533)	$1.60

Outstanding at March 31, 2004	747,533	$2.11

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

8.

STOCK OPTIONS  (continued)

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

22,533	September 5, 2005	$1.50	22,533	$1.50
500,000	June 6, 2008	1.65	300,000	1.65
25,000	August 8, 2008	1.60	12,500	1.60
150,000	October 17, 2008	3.20	50,000	3.20
50,000	December 17, 2008	4.00	25,000	4.00

747,533		$2.11	410,033	$1.97

(b)

Stock Based Compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Balance, December 31, 2003	823,066	$405,007	$436,097

Employee options exercised	(75,533)	-	(40,143)

Balance, March 31, 2004	747,533	$405,007	$395,954

9.

WARRANTS

The following summarizes warrant activity during the period:

	Number of
	Warrants	Amount

Balance, December 31, 2003	5,534,125	$1,292,011

Issued in private placement (Note 7(c))	1,015,100	1,292,678

Warrants exercised during the period	(377,250)	(32,653)

Balance, March 31, 2004	6,171,975	$2,552,036

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

9.

WARRANTS  (continued)

The fair value of the warrants issued during the period has been calculated based on the relative fair value of the shares and warrants issued as units.  The fair value of the warrants has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.00%
Expected dividend yield	-
Expected stock price volatility	85%
Expected warrant life in years	2

At March 31, 2004, the Company has outstanding warrants to purchase an aggregate 6,171,975 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2003	Issued	Exercised	Outstanding at March 31, 2004

$1.50	May 23, 2005	4,659,125	-	(302,250)	4,356,875
$1.50	May 23, 2005	375,000	-	(75,000)	300,000
$3.20	December 19, 2007	500,000	-	-	500,000
$5.50	January 8, 2006	-	1,015,100	-	1,015,100

		5,534,125	1,015,100	(377,250)	6,171,975

10.

COMMITMENT

During 2003, the Company entered into a lease agreement for the rental of office premises for a five year period to March 31, 2008.  The cost of the entire premises is shared primarily between the Company and a company related by a common director.  The Company's proportionate share of minimum annual rental payments under this arrangement is approximately $18,000.

11.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for certain of its mineral properties, as disclosed in Note 4.

12.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash, receivables, payables and accruals and mineral property purchase obligations. The fair value of all financial instruments approximates their recorded amounts.

13.

SUBSEQUENT EVENTS

The Company issued 70,000 common shares for cash proceeds of $105,000 pursuant to the exercise of warrants.

LUMINA COPPER CORP.

Management's Discussion and Analysis

Three Months Ended March 31, 2004

May 18, 2004

_____________________________________________________________________________

Lumina Copper Corp. ("Lumina") is a resource exploration company with a focus on copper in North and South America.   Lumina's head office is located in Vancouver, Canada.  The Company's common shares trade on the TSX Venture Exchange under the symbol "LUM".  On May 7, 2004, the Company's common shares were approved for listing on the American Stock Exchange ("AMEX") under the symbol "LCC".  Trading on AMEX commenced on May 10, 2004.

This management's discussion and analysis ("MD&A") focuses on significant factors that affected Lumina Copper Corp. and its subsidiaries (collectively "the Company") during the three months ended March 31, 2004 and to the date of this report.  The MD&A supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2004.  Consequently, the following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2004, as well as the audited consolidated financial statements for the year ended December 31, 2003, and the notes thereto.

The information in the MD&A may contain forward-looking statements. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set forth below.

Significant Events, Transactions and Activities on mineral properties

In order to better understand Lumina's financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during the quarter ended March 31, 2004 and to the date of this MD&A.

CHILE

Regalito Property

Lumina has an 8 year option to acquire a 100% interest in the Regalito property which is located in northern Chile, approximately 575 kilometres north of Santiago.  The property lies near the well-known Maricunga mining district.

During the quarter, the Company initiated a program of  reverse circulation ("RC") and diamond drilling on the Regalito property. The initial budget was $600,000. The primary focus of the drill program was to audit previous drilling programs carried out by Newmont, INCA/Nuigini and BHP and to test the depth and lateral extent of the known mineralization.  The results of the RC drilling program are disclosed as follows:

LUMINA COPPER CORP.

Management's Discussion and Analysis

Three Months Ended March 31, 2004

May 18, 2004

_____________________________________________________________________________

	From	To	Length	Cu	Mineralization
Drill Hole	metres	metres	metres	%

REG 04-01	4.00	102.00	98.00	0.55	Oxides
	102.00	258.00	156.00	0.37	Secondary Sulfides
REG 04-02	70.00	110.00	40.00	0.45	Oxides
	110.00	284.00	174.00	0.33	Secondary Sulfides
REG 04-03	148.00	158.00	10.00	0.49	Oxides
	158.00	210.00	52.00	0.90	Secondary Sulfides
REG 04-05	32.00	70.00	38.00	0.53	Secondary Sulfides
	98.00	150.00	52.00	0.57	Secondary Sulfides
REG 04-06	42.00	150.00	108.00	0.46	Secondary Sulfides
REG 04-07	60.00	118.00	58.00	0.40	Secondary Sulfides
REG 04-08	34.00	114.00	80.00	0.53	Oxides
REG 04-10	30.00	70.00	40.00	0.89	Secondary Sulfides
REG 04-11	8.00	133.00	125.00	0.70	Secondary Sulfides
REG 04-12	28.00	100.00	72.00	0.43	Secondary Sulfides
REG 04-14	28.00	54.00	26.00	0.24	Oxides
	54.00	228.00	174.00	0.39	Secondary Sulfides
REG 04-15	116.00	144.00	28.00	0.32	Oxides

Drill Hole	Comments
REG 04-01	Last 6 metres averaged 1.19% Cu. Hole to be deepened by Diamond Drilling.
REG 04-02	No comments.
REG 04-03	Last 10 metres averaged 0.70% Cu. Hole to be deepened by Diamond Drilling.
REG 04-05	Last 12 metres averaged 0.55% Cu. Hole to be deepened by Diamond Drilling.
REG 04-06	Hole to be deepened by Diamond Drilling.
REG 04-07	Hole to be deepened by Diamond Drilling.
REG 04-08	Hole to be deepened by Diamond Drilling.
REG 04-10	Last 36 metres averaged 0.93% Cu. Hole to be deepened by Diamond Drilling.
REG 04-11	Last 12 metres averaged 0.66% Cu. Hole to be deepened by Diamond Drilling.
REG 04-12	Last 12 metres averaged 0.47% Cu. Hole to be deepened by Diamond Drilling.
REG 04-14	Last 12 metres averaged 0.60% Cu. Hole to be deepened by Diamond Drilling.
REG 04-15	No comments.

The Company is impressed with the thickness, extent and consistency of copper oxide and secondary sulphide mineralization encountered in the RC holes. The geometry of the intercepts suggest that the deposit could have tonnage potential greater than previous estimates. In addition, the progressive assay testwork completed to date suggests that a very high percentage of the contained copper is leachable." In view of these initial results, the drilling program at Regalito has been extended with drilling to continue for as long as the weather permits. Currently two diamond drills and one RC drill are on site. Upon completion of the program an updated mineral resource estimate for the property compliant with the standards of National Instrument 43-101 will be completed.

LUMINA COPPER CORP.

Management's Discussion and Analysis

Three Months Ended March 31, 2004

May 18, 2004

_____________________________________________________________________________

Relincho Property

In January, 2004 Lumina closed the agreement to acquire a 100% interest in the Relincho property for consideration of US$6 million, consisting of US$1 million cash (paid in January, 2004), and US$5 million, payable within three years of signing, subject to a top up guarantee in an amount equal to the difference between the proceeds received by the option on sale of any shares paid and US$5,000,000.  Lumina may pay such amount in shares of Lumina.  Relincho is located in the 3rd region of Chile and hosts a cluster of five large, porphyry copper hydrothermal centres.  One of these centres has seen extensive exploration, and it hosts a significant mineral resource. The Company retained Robert Cinits P.Geo., and Denis Boivin P.Geo., of AMEC Peru S.A. to prepare a Technical Report and mineral resource estimation on the Relincho Porphyry in conformance with the requirements set out in National Instrument 43-101.  The report summarizes oxide plus sulphide copper resources at different cut-off grades as follows:

Measured plus Indicated Mineral Resources

Cut-off (% Cu)	Tonnage Millions	Total Cu (%)	Grade Mo (%)
0.2	317	0.47	0.021
0.4	184	0.59	0.024
0.6	74	0.72	0.027

Inferred Mineral Resources

Cut-off (% Cu)	Tonnage Millions	Total Cu (%)	Grade Mo (%)
0.2	264	0.38	0.015
0.4	101	0.51	0.017
0.6	14	0.67	0.024

No exploration work was performed at Relincho during the quarter ended March 31, 2004.

Vizcachitas Property

Lumina owns 100% of Vizcachitas Ltd., which owns 100% of Compania Minera Vizcachitas Holdings  which in turn owns, inter alia, 51% of the central core claims on the Vizcachitas deposit. The property is located near Santiago, Chile and consists of 19 exploration concessions in total. No exploration work was conducted on the Vizcachitas Property during the quarter ended March 31, 2004.

PERU

Galeno Property

Lumina has a long-term option to purchase a 100% interest in the Galeno property for consideration of US$2 million over 2 years, together with a commitment to make extra payments in the event the copper price rises. Galeno is located 600 kilometres north of Lima and 16 kilometres east of Yanacocha, Peru's largest gold mine.

LUMINA COPPER CORP.

Management's Discussion and Analysis

Three Months Ended March 31, 2004

May 18, 2004

_____________________________________________________________________________

Adjoining the Galeno property is the Molino mining concession. In March, 2004, Lumina acquired from New Inca Gold Ltd. and its Australian partner, AKD Ltd, (collectively "the Partners"), the Partners' leasehold interests in Molino.  Lumina paid the Partners a cash consideration of US$300,000 and will also pay a Net Profits Interest of up to 20% depending on the timing of production from the concession. The Net Profits Interest converts to a 1% NSR royalty if production commences after 2006.

No exploration work was performed at Galeno or Molino during the quarter ended March 31, 2004.

Pashpap Property

Lumina holds a 100% undivided interest in the Pashpap property, which consists of eight copper concessions located in northern Peru.  Subsequent to the quarter end, the Company conducted a $50,000 program of geophysics and rock geochemistry over one of the undrilled porphyry targets on the property. Results are being analysed.

ARGENTINA

Taca Taca Property

Lumina has a 5 year option to acquire a 100% interest in the Taca Taca property, located in the Salta Province, northwestern Argentina.  No exploration work was performed at Taca Taca during the quarter ended March 31, 2004.

San Jorge Property

Lumina owns 100% of the San Jorge deposit, located in west-central Argentina.  No exploration work was performed at San Jorge during the quarter ended March 31, 2004.

CANADA

Casino Property

Acquired prior to 2003, the Casino Property consists of 161 mineral claims covering the Casino porphyry copper-gold-molybdenum deposit located in west central Yukon. The property has been explored extensively since the 1960s, most significantly during the mid 1990's. In 1993 and 1994, Pacific drilled 68,465 metres in 215 holes. Prior thereto, 22,435 metres in 211 holes were drilled by other companies. In March, 2004, the Company received an updated report on the mineral resources present on the Casino Property by Eric Titley, P.Geo who served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101 and his third party opinion as to compliance by Lumina with National Instrument 43-101. The report estimates that existing Measured and Indicated mineral resources are as follows:

Material	Cut-off	Tonnes (mm)	Au g/t	Cu %	Cu Eq % (2)	Au oz	Cu lbs
Supergene Oxide	0.3% Cu Eq	42	0.35	0.33	0.66	471,910	305,557,560
Supergene
Sulphide	0.3% Cu Eq	124	0.32	0.32	0.66	1,273,836	874,785,280
Hypogene	0.3% Cu Eq	798	0.22	0.20	0.48	5,635,955	3,518,541,600

LUMINA COPPER CORP.

Management's Discussion and Analysis

Three Months Ended March 31, 2004

May 18, 2004

_____________________________________________________________________________

Calculation of Copper equivalent was based on the following formula:

Copper Equivalent equals Cu(%) + Au(g/t)x(11.25/17.64) using metal prices of US$0.80 a pound for copper and US$350 per ounce for gold.  The contained copper, gold and copper-equivalent represent estimated contained metal in the ground, and have not been adjusted for metallurgical recoveries of gold and copper.

No exploration work was performed at Casino during the quarter ended March 31, 2004.

Redstone Property

Acquired prior to 2003, the Redstone Property is located in the Nahanni Mining District, Northwest Territories. The property comprises five mining leases comprising 5,661.75 hectares (13,990 acres).  In March, 2004 the Company paid the remaining obligation of US$300,000 on the property, pursuant to the terms of the acquisition agreement.

No exploration work was performed at Redstone during the quarter ended March 31, 2004.

Hushamu Property

Acquired prior to 2003, the Hushamu copper-gold deposit, also known as the Expo property, consists of 144 mineral claims within the Nanaimo Mining Division of northern Vancouver Island, B.C.   No exploration work was performed at Hushamu in the quarter ended March 31, 2004.

Operating results

For the three months ended March 31, 2004, the Company incurred a loss of $253,448, consisting of general and administrative expenses of $261,274 and other income, net of other expenses, of $7,826.

During the quarter, the Company incurred legal and audit fees of approximately $52,000 in connection with its application for listing on AMEX.  Additional legal fees were incurred in connection with regulatory compliance procedures and general corporate matters.  Stock based compensation in the amount of $37,000 was recognized in connection with certain units issued into escrow under a Voluntary Pooling Agreement during 2002.

Investor relations expenses, in the aggregate of $54,118, were incurred in connection with attendance and participation at trade shows and conferences, updating of the Company's website and the preparation of publications in connection with presentations at trade shows.  Expenses were also incurred in connection with fund-raising activities and responding to investor inquiries.

Other income and expenses included interest income earned on cash reserves in the amount of $38,719, property investigation expenses of $17,057 incurred in connection with the ongoing search for new acquisitions and a foreign exchange loss of $13,836.

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies are outlined within

LUMINA COPPER CORP.

Management's Discussion and Analysis

Three Months Ended March 31, 2004

May 18, 2004

_____________________________________________________________________________

Note 3 to the audited consolidated financial statements of the Company for the year ended December 31, 2003.  These accounting policies have been applied consistently for the quarter ended March 31, 2004.

The table below sets out the quarterly results for the past 4 quarters.  Results for the quarterly periods prior to June 30, 2003 (prior to the completion of the RTO with CRS Copper Resource Corp. on May 23, 2003) have not been presented as the information is not considered meaningful.

	Quarters Ended
	June 30, 2003	September 31, 2003	December 31, 2003	March 31, 2004

Revenue	$-	$-	$-	$-
General & administration expenses	207,913	172,910	907,025	261,274
Other income (expenses)	15,857	(12,221)	27,638	7,826
Loss for the period	(192,056)	(185,131)	(879,387)	(253,448)

Liquidity and capital resources

As at March 31, 2004 the Company had cash and cash equivalents of $9,659,006 and working capital of $9,595,764, compared to cash and cash equivalents of $3,469,372 and working capital of $3,010,783 at December 31, 2003.  Cash reserves increased significantly due to the completion of a private placement for net proceeds of $8,146,476, which was completed in January, 2004.

The private placement consisted of 2,030,200 units issued at a price of $4.25 per unit.  The Company received proceeds of $8,146,476, net of agent's fees and other share issue costs in the aggregate of $481,874.  Each unit consisted of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $5.50 to January 8, 2006.  The net proceeds of the financing will be used to fund current projects, future acquisitions and for general working capital purposes.

During the first quarter, the Company also issued 452,783 common shares for cash proceeds of $686,675, pursuant to the exercise of warrants and options.

The Company has no long term debt obligations.

For the three months ended March 31, 2004, the Company expended $226,875 in operating activities.  Cash provided by financing activities totalled $8,450,813, which consists of cash received from the issuance of shares and warrants in the aggregate of $8,833,151, as disclosed above, less the payment of the remaining obligation on the Redstone property of US$300,000.  Cash used in investing activities totalled $2,034,304, consisting of $5,770 expended for the purchase of office equipment and $2,028,534 expended on mineral property expenditures.  Of the amount spent on mineral property expenditures, a total of $1,612,317 was expended on the Relincho property consisting of acquisition costs of $1,288,200 and exploration costs of $324,117, primarily for a drilling program.

Subsequent to March 31, 2004, the Company issued 70,000 common shares for cash proceeds of $105,000 pursuant to the exercise of warrants.

LUMINA COPPER CORP.

Management's Discussion and Analysis

Three Months Ended March 31, 2004

May 18, 2004

_____________________________________________________________________________

Based on the Company's working capital at March 31, 2004 of $9,595,764, management believes that the Company's liquid assets are sufficient to achieve the Company's planned corporate and administrative expenses for the next 24 months.

Related party transactions

The Company paid $31,250 for management and geological consulting services to a director and a company controlled by a director.

Risks and Uncertainties

The Company's principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, metal prices, political and economical.

Seven of the Company's mineral properties are in foreign countries and as such, that portion of the Company's business may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties specific to those foreign countries.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company's mineral properties currently have mineralization reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish ore reserves.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company's mineral exploration may not result in any discoveries of commercial bodies of mineralization.  If the Company's efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

In order to gain an understanding of the many and varied risks the Company may be exposed to, readers are directed to the Company's MD&A for the year ended December 31, 2003, which may be found on SEDAR at www.SEDAR.com.

Other

Additional information about the Company may be found on www.SEDAR.com.